UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to            .
Commission File No. 1-13071
The Hanover Companies Retirement Savings Plan
(Full title of the plan)
Hanover Compressor Company
12001 North Houston Rosslyn, Houston, Texas 77086
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information
Item 4. Financial Statements and Supplemental Schedule for the Plan
The Hanover Companies Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan’s financial statements and supplemental schedule have been examined by an Independent Registered Public Accounting Firm and their report is included herein beginning on page F-3.
Exhibits

Exhibit Number	Description
23.1	Consent of Melton & Melton, L.L.P.

2

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for The Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
The Hanover Companies Retirement Savings Plan
Date: June 22, 2007

By: /s/ ANITA H. COLGLAZIER

Anita H. Colglazier
Vice President, Controller

3

The Hanover Companies
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

The Hanover Companies Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements	F-4

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	F-4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	F-5

Notes to Financial Statements	F-6

Supplemental Schedule*	F-15

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	F-15
Consent of Melton & Melton, L.L.P.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Hanover Companies Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.
/s/ Melton & Melton, L.L.P.
Houston, Texas
June 22, 2007

The Hanover Companies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments
Investments at fair value	$98,757,116	$84,292,953
Participant loans, at cost	2,561,795	2,548,147

Total investments	101,318,911	86,841,100
Receivables
Employer contributions	741	542,223
Participant contributions and catch-up	792	242,495
Participant loan	—	36,668
ERISA and Securities Settlement Fund	—	1,370,010

Total assets at fair value	101,320,444	89,032,496

Liabilities
Corrective distributions payable	—	160,876

Net assets available for benefits at fair value	101,320,444	88,871,620

Adjustment to Contract Value
Adjustment from fair value to contract value for investments in collective trust funds, related to fully benefit-responsive investment contracts	427,805	283,710

Net assets available for benefits	$101,748,249	$89,155,330

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$3,960,368
Net appreciation in fair value of common collective trusts	421,880
Net appreciation in fair value of pooled separate accounts	734,986
Net appreciation in fair value of Hanover Compressor Company common stock	3,120,076
Net appreciation in fair value of participant directed brokerage account	1,517,234
Dividend income	1,955,253
Interest income	147,421

Total investment income	11,857,218

Contributions
Employer contributions	3,053,863
Participant contributions	9,483,642
Participant rollover contributions	676,201

Total contributions	13,213,706

Total additions to net assets	25,070,924

Deductions from net assets attributed to
Benefits paid	12,293,155
Administrative expenses	184,850

Total deductions from net assets	12,478,005

Net increase in net assets available for benefits	12,592,919

Net assets available for benefits
Beginning of year	89,155,330

End of year	$101,748,249

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of Plan

The Hanover Companies Retirement Savings Plan (the “Plan”) was adopted by Hanover Compressor Company (“Hanover”) and replaced Hanover’s former plan, The Hanover Energy Employee’s Savings Plan. On December 29, 1999, the sponsor of the Plan became Hanover Compression Limited Partnership (the “Company” or the “Plan Sponsor”), an indirect wholly owned subsidiary of Hanover.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective October 2, 2006, the Plan was amended and restated. Any changes are incorporated below.

General

The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code which allows voluntary contributions by participants. The Plan is available to employees of the Company and of its participating affiliates who meet certain age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of l974 (“ERISA”).

Participation

Effective January 1, 2006, an employee of the Company or one of its participating affiliates is generally eligible to become a participant in the Plan on the first day of the month upon attainment of eighteen years of age and one hour of service with the Company. Prior to January 1, 2006, an employee was required to complete six months of service with the Company. Participants may elect to discontinue participation in the Plan at any time.

Contributions

Participants may elect to contribute from 1% to 25% of their compensation per payroll period, as defined in the Plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. Participant contributions may not exceed the maximum statutory limit, which was $15,000 for the Plan year ended December 31, 2006, except that participants age 50 or older during the Plan year may elect to make an additional contribution which could not exceed $5,000 during the year ended December 31, 2006. Participants may change their contribution percentage at any time during the Plan year.

Company matching contributions, which are discretionary and subject to change at the election of the Company at any time, are determined based on each participant’s eligible compensation (as defined in the Plan document) and contributed to the Plan in cash and invested in each individual participant’s account in accordance with their investment allocation elections on a pay period basis. For the year ended December 31, 2006, Company matching contributions were made to each participant’s account at a rate of 50% of each participant’s contributions up to 6% of eligible compensation.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s profit sharing contribution, if any, and an allocation of Plan earnings or losses. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

The Plan provides for participant vesting in Company matching contributions, including reallocated forfeitures, and actual earnings thereon at the rate of 20% each year of employment with the Company and are 100% vested after five years of credited service subject to certain limitations defined in the Plan document. Participants become 100% vested in Company matching contributions upon death, disability or attainment of normal retirement age. Effective upon a “corporate change” of Hanover, as defined in the Hanover Compressor Company 2006 Stock Incentive Plan, all unvested balances under the Plan would become fully vested.

Forfeitures

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $88,426 and $229,618, respectively. These accounts will be used to reduce future Company contributions. In 2006, Company contributions were reduced by $426,436 from forfeited non-vested accounts.

Investment Options

Participants are able to invest their contributions in various investment options offered by the Plan including mutual funds, pooled separate accounts and Hanover common stock. Prior to October 2, 2006, participants could also invest in common collective trusts. These investment options are determined by the Employee Benefit Plans Committee of Hanover under consultation with Citigroup Smith Barney. In addition, participants may establish individual brokerage accounts under the Plan to invest their contributions in specific stocks, bonds and other securities, subject to certain limitations. Participants may change their investment elections at any time.

Payment of Benefits

A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59-1/2. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the Plan document and are limited to one withdrawal per participant per plan year.

All distributions from the Plan are made in a lump-sum cash payment or installments for required minimum distributions. All vested benefits in the Plan that are less than $1,000 may be distributed in a single lump sum payment without any consent from the terminated participants.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the value of the participant’s vested account balance in the Plan. Loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator in accordance with the terms of the Plan document. As of December 31, 2006 and 2005, the interest rate on outstanding loans ranged from 5.0% to 11.5%. Loan repayments are made through payroll deductions and interest paid on loans is credited to the applicable participant’s account. Participant loans are generally repaid over a period not to exceed five years, unless the loan qualifies as a home loan.

Administration

The Plan is sponsored by the Company and certain officers and employees of the Company serve as the Plan administrator. The Plan administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the Plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent registered public accounting firm and other such specialists as are deemed necessary for operation of the Plan.

Effective October 2, 2006, Prudential Bank & Trust, FSB (“PBT”) became the trustee of the Plan and Prudential Retirement Services (“Prudential”) became the Plan’s recordkeeper. Prior to October 2, 2006, AMVESCAP National Trust Company (“ANTC”) was the trustee of the Plan and The Princeton Retirement Group, Inc. (“PRG”), a subsidiary of Merrill Lynch was the Plan’s recordkeeper.

Expenses of the Plan

Expenses associated with sponsoring and maintaining the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2006, represent the sum of charges to individual participant accounts for participant specific transactions and certain administrative expenses of the Plan which are allocated to participant accounts on a per capita basis in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Plan’s significant accounting policies:

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Valuation of Investments

The Plan’s investments in mutual funds, participant directed brokerage account and common stocks are stated at fair value based on period ending quoted market prices. Investments in insurance company pooled separate accounts are reported at the value reported to the Plan by the insurance company, which approximates fair value. The guaranteed income fund and common collective trusts are stated at fair value of the applicable underlying net assets. Participant loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented due to the adoption of the FSP. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Investment Income Recognition

The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Certain of the Plan’s investments pay investment advisory fees and/or 12b-l fees and administrative expenses. These fees are reflected in the valuation of these investments.

3.	Concentrations of Credit and Market Risk

Certain investments, including the common stock of Hanover, potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the control of the Plan have a direct impact on the market value and/or credit risk of the Plan’s investments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the Plan’s investments, or credit risk relating to such investments and therefore could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
4.	Investments

Plan investments as of December 31, 2006 and 2005, that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2006	2005
Common stock
*Hanover Compressor Company	$12,054,742	$9,314,919

Common/collective trusts
**INVESCO Core Fixed Income	—	5,856,527
***INVESCO Stable Value	20,034,229	18,570,025

Mutual funds
Van Kampen Equity Income Fund	11,586,155	10,898,195
Growth Fund of America	10,510,101	8,800,999
Hotchkis & Wiley Large Cap Value Fund	8,400,843	6,735,189

Pooled Separate Accounts
**Prudential Core Plus Bond/ Pimco Fund	6,044,107	—

*	Includes $409,190 for 2005 of Hanover Compressor Company common stock included in the participant directed brokerage account.

**	On October 2, 2006, the INVESCO Core Fixed Income Fund was eliminated from the investment options offered by the Plan. Any balances in the eliminated fund were transferred to the Prudential Core Plus Bond/Pimco Fund.

***	Includes adjustment to contract value of $427,805 and $283,710 for interest in collective trust relating to fully benefit-responsive investment contracts in 2006 and 2005, respectively.
5.	Investment Contracts

Guaranteed Income Fund

In October 2006, the Plan entered into a benefit-responsive investment contract with Prudential Insurance Company (“Prudential IN”). Prudential IN maintains the contribution in a general account. This account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential IN, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value.

The concept of a value other than contract value does not apply to the product even upon a discontinuance of the contract. Therefore the fair value amount is equal to the contract value for this account.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
When establishing interest crediting rates for this product, Prudential IN considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.

2006
Average Earnings Yield	3.75%
Average Crediting Rate Yield	3.75%
The average earnings yield shown is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of Plan year fair value and then annualizing the result. The average crediting rate yield shown is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result. As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are also not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan’s termination.

7.	Tax Status

The Plan adopted a prototype plan sponsored by Prudential IN. Prudential IN obtained its latest determination letter June 3, 2004, in which the Internal Revenue Service stated that its prototype plan document adopted by the Company, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC.

8.	Party-In-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Effective October 2, 2006, certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Prudential IN. Prudential IN is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Prior to October 2, 2006, certain Plan investments were shares of common collective trust managed by ANTC. Therefore these transactions qualify as party-in-interest.

The Plan also provides for investment in shares of Hanover common stock. As the Company is an indirect wholly owned subsidiary of Hanover, these transactions qualify as party-in-interest transactions under ERISA. Additionally, participant loans also qualify as party-in-interest transactions under ERISA. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
9.	Legal Proceedings

Hanover and certain of its past and present officers and directors were named as defendants in a consolidated federal court action that included a putative securities class action, arising under the Employee Retirement Income Security Act (“ERISA”) and shareholder derivative actions. The litigation related principally to the matters involved in the transactions underlying the restatements of Hanover’s financial statements in 2002. The plaintiffs alleged, among other things, that Hanover and the other defendants acted unlawfully and fraudulently in connection with those transactions and Hanover’s original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover.

On October 23, 2003, Hanover entered into a Stipulation of Settlement, which settled all of the claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions described above. The terms of the settlement provide for Hanover to: (1) make a cash payment of approximately $30 million (of which $26.7 million was funded by payments from Hanover’s directors and officers insurance carriers), (2) issue 2.5 million shares of Hanover’s common stock, and (3) issue a contingent note with a principal amount of approximately $6.7 million. In April 2004, Hanover issued the $6.7 million contingent note related to the securities settlement. The note was payable, together with accrued interest, on March 31, 2007 but was extinguished (with no money paid under it) during the third quarter of 2004 under the terms of the note since Hanover’s common stock traded above the average price of $12.25 per share for 15 consecutive trading days. In addition, upon the occurrence of a change of control that involved Hanover, if the change of control or shareholder approval of the change of control occurred before February 9, 2005, which was twelve months after final court approval of the settlement, Hanover would have been obligated to contribute an additional $3 million to the settlement fund. As part of the settlement, Hanover also agreed to implement corporate governance enhancements, including allowing shareholders owning more than 1% but less than 10% of its outstanding common stock to participate in the process to appoint two independent directors to its board of directors (pursuant to which on February 4, 2004 Hanover appointed Margaret K. Dorman and Stephen M. Pazuk to its board of directors) and certain enhancements to its code of conduct.

GKH Investments L.P. and GKH Private Limited, which, as of December 31, 2003, owned approximately 10% of Hanover’s outstanding common stock and which sold shares in Hanover’s March 2001 secondary offering of common stock, are parties to the settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the settlement required GKH to transfer 2.5 million shares of Hanover common stock from their holdings or from other sources to the settlement fund.

On February 9, 2004, the United States District Court for the Southern District of Texas entered three Orders and Final Judgments, approving the settlement on the terms agreed upon in the Stipulation of Settlement with respect to all of the claims described above. The court also entered an Order and Final Judgment approving the plans of allocation with respect to each action, as well as an Order and Final Judgment approving the schedule of attorneys’ fees for counsel for the settling plaintiffs. In March 2004, Hanover issued and delivered to the escrow agent for the settlement fund 2.5 million shares of Hanover common stock of which 19,994 shares went to Plan participants, as required by the settlement. The settlement fund shares were distributed in August 2005.

In connection with the settlement of the putative ERISA class actions and the putative securities class action, settlement funds were established for the benefit of class members (the ERISA Settlement Fund and the Securities Settlement Fund, respectively). Participants in the Plan may have been entitled to a distribution of a portion of one or both of these Funds.

If a participant in the Plan experienced a decline in dollar value of Hanover common stock held in such participant’s Plan account during the class period (a “loss”), in connection with their holdings of and transactions in Hanover Common Stock in the Plan, they may have been an ERISA class member and thus eligible to participate in the distribution of the ERISA Settlement Fund. The value of the ERISA

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Settlement Fund at the time the Stipulation of Settlement was executed was $1,775,000 in cash, which Hanover deposited into an interest-bearing account. After deducting a portion of the ERISA Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the ERISA Settlement Fund and the settlement of the ERISA actions, the remainder of the ERISA Settlement Fund was distributed to ERISA class members as allowed by the plan of allocation approved by the court. ERISA class members received distributions from the ERISA Settlement Fund based on the plan of allocation approved by the court and on the number and amount of other claims made against the ERISA Settlement Fund, after all permitted deductions were taken.

In addition to being members of the ERISA class, Plan participants may also have been members of the securities class, and thus may have been entitled to participate in the distribution of the Securities Settlement Fund. If a Plan participant had a net loss after all profits from transactions in Hanover securities during the class period are subtracted from all losses, then they were eligible to receive a distribution from the Securities Settlement Fund. The value of the Securities Settlement Fund at the time the Stipulation of Settlement was executed was more than $80,000,000 consisting of cash, Hanover Common Stock, and a note with a face amount of approximately $6,700,000. However, the note was subsequently extinguished pursuant to its terms. After deducting a portion of the Securities Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the Fund and the settlement of the securities actions, the balance was distributed to the securities class members according to the plan of allocation approved by the court and the amount of other claims made against the Securities Settlement Fund.

The Plan participants received 19,994 shares of Hanover common stock and $84,583 from the Securities Settlement and ERISA Fund in August and November 2005, respectively. The final settlement amount of $1,370,010 was distributed to the Plan participants in February 2006. Included in this amount are funds that were distributed to terminated employees that are no longer actively participating in the Plan and who may subsequently roll out or cash out their Settlement distributions. This amount was recorded as a receivable at December 31, 2005 in the accompanying statement of net assets available for benefits.

Upon consummation of the transactions contemplated in the merger agreement described in Note 10 below, Hanover will no longer be required to maintain the corporate governance provisions adopted in connection with the settlement agreement, unless required by applicable law or the rules and listing standards of the New York Stock Exchange.

10.	Corrective Distributions Payable

The Plan has passed the non-discrimination compliance testing under the requirement of Internal Revenue Service for the year ended December 31, 2006. As of December 31, 2005, the amount contributed to the Plan from highly compensated employees in excess of the limits permitted under the non-discrimination compliance testing requirements of the Internal Revenue Service was $160,876. These amounts are included in the 2005 corrective distributions payable on the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants on February 24, 2006.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005:

Net assets available for benefits per the financial statements	$89,155,330
Less: ERISA and Securities Settlement Fund	(1,370,010)
Loan interest receivable	(3,667)
Add: Corrective distributions payable	160,876

Net assets available for benefits per the Form 5500	$87,942,529

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	$12,592,919
Add: ERISA and Securities Settlement Fund	1,370,010
Loan interest receivable	3,667
Less: Corrective distributions payable	(160,876)

Net increase in net assets available for benefits per the Form 5500	$13,805,720

12.	Proposed Merger by Hanover

In February 2007, Hanover entered into an Agreement and Plan Merger with Universal Compression Holdings, Inc., a Delaware corporation (“Universal”), Iliad Holdings, Inc., a Delaware corporation (“Iliad”), Hector Sub, Inc., a Delaware corporation (“Hanover Merger Sub”), and Ulysses Sub, Inc., a Delaware corporation (“Universal Merger Sub”). Iliad is a newly formed, wholly owned direct subsidiary of Universal, and Hanover Merger Sub and Universal Merger Sub are direct wholly owned subsidiaries of Iliad. If the transactions contemplated by the merger agreement are consummated, Hanover and Universal will become direct wholly owned subsidiaries of Iliad, and the stockholders of Hanover and Universal will become stockholders of Iliad. Consummation of the proposed merger is subject to certain conditions that are set forth in the merger agreement including regulatory approval. If the proposed merger closes, all unvested balances under the Plan would become fully vested.

The merger agreement has been unanimously approved by both Hanover and Universal’s boards of directors and Iliad filed an initial joint proxy statement/prospectus on Form S-4 relating to the proposed merger and other annual meeting matters of each of Hanover and Universal with the Securities and Exchange Commission on March 30, 2007. Consummation of the transactions contemplated by the merger agreement are subject to certain conditions that are set forth in the merger agreement, including the approval of the stockholders of Hanover and Universal and customary regulatory approvals such as the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Hart-Scott-Rodino Act”). Hanover received a request for additional information from the Antitrust Division of the U.S. Department of Justice regarding the proposed merger under the notification requirements of the Hart-Scott-Rodino Act. Issuance of a second request is not unusual for a transaction of this size, and Hanover intends to cooperate fully. Hanover anticipates a closing of the merger within the third quarter of 2007.

The Hanover Companies Retirement Savings Plan
Employer Identification Number: 75-2344249
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

			(d)	(e)
	(b)	(c)	Historical	Current
(a)	Identity of Issuer	Description of Asset	Cost	Value
*	Hanover Compressor Company	Common stock	**	$12,054,742
	INVESCO Stable Value	Common/Collective Trust	**	20,034,229
	Euro Pacific Growth Fund	Mutual Fund	**	4,555,328
	Fidelity Advisor Small Cap	Mutual Fund	**	2,904,885
	Growth Fund of America	Mutual Fund	**	10,510,101
	Hotchkis & Wiley Large Cap Value Fund	Mutual Fund	**	8,400,843
	Thornburg Core Growth Fund	Mutual Fund	**	3,368,991
	Van Kampen Equity Income Fund	Mutual Fund	**	11,586,155
*	Prudential Core Plus Bond/ Pimco Fund	Pooled Separate Accounts	**	6,044,107
*	Prudential Dryden S&P 500 Index	Pooled Separate Accounts	**	2,093,160
*	Prudential Large Cap Value/ Barrow Hanley	Pooled Separate Accounts	**	4,173,158
*	Prudential Mid Cap Value/ Cookie & Bieler	Pooled Separate Accounts	**	162,294
*	Prudential Small Value/ Opus Capital	Pooled Separate Accounts	**	3,919,605
*	Prudential guaranteed interest accounts	Insurance Company General Accounts	**	2,287,487
	Participant Directed Brokerage Account	Common stock and Mutual Fund	**	7,089,836
*	Participant Loans	Interest rates ranging from 5.00% to 11. 50% with varying maturity dates	0	2,561,795

				$101,746,716

*	Denotes party in interest as defined by ERISA.

**	All investments are participant directed therefore cost information is not required.

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Melton & Melton, L.L.P.